SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                 SCHEDULE 13E-3

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)


                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                              (Name of the Issuer)


                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                      (Name of Person(s) Filing Statement)


                             Special Preferred Stock
                           ($.01 par value per share)
                           --------------------------
                        0.(Title of Class of Securities)


                                   33761X 206
                                   ----------
                      (CUSIP Number of Class of Securities)

                                James R. Hawkins
                         FirstCity Financial Corporation
                               6400 Imperial Drive
                                Waco, Texas 76712
                                 (817) 751-1750
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                                 Steven D. Rubin
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002


This statement is filed in connection with (check the appropriate box):

[ ]      a.  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

[ ]      b.  The filing of a registration statement under the Securities Act of 1933.

[X]      c.  A tender offer.

[ ]      d.  None of the above.


         Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [ ]


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
                    Transaction
                     Valuation                       Amount Of Filing Fee
--------------------------------------------------------------------------------
                 $44,720,933.25(1)                         $ - 0 -(2)


(1) Such a fee comprises one-fiftieth of one percent of the aggregate amount of $44,720,933.25. This amount is based upon the exchange of each outstanding share of Special Preferred Stock, $.01 par value per share, for one share of the Company's New Preferred Stock, $.01 par value per share. The Exchange Offer is conditional upon at least 1,500,000 shares of Special Preferred Stock, having an aggregate liquidation/redemption preference equal to at least $31,500,000 being validly tendered and not withdrawn prior to 12:00 midnight, New York City time on July 15, 1997. Currently there are 1,923,481 shares of Special Preferred Stock outstanding.

(2) The entire filing fee of $8,944.19 is offset by the filing fee paid by the Company in connection with its Schedule 13E-4 filed with the Commission on June 19, 1997.


[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                  Amount previously paid:   $8,944.19

                  Form or registration no.: Schedule 13E-4

                  Filing party:             FirstCity Financial Corporation

                  Date filed:               June 18, 1997


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

                             INTRODUCTORY STATEMENT

         This Rule 13E-3 Transaction Statement (this "Statement") is being filed pursuant to Section 13(e)(1) of the Securities and Exchange Act of 1934, as amended, and relates to the offer by FirstCity Financial Corporation, a Delaware corporation (the "Company"), to exchange each share of its outstanding Special Preferred Stock, $.01 par value per share (the "Special Preferred Stock"), for one share of the Company's New Preferred Stock, $.01 par value per share (the "New Preferred Stock"). The Exchange Offer (the "Exchange Offer") is conditioned upon at least 1,500,000 shares of Special Preferred Stock, having an aggregate liquidation/redemption preference equal to at least $31,500,000, being validly tendered and not withdrawn prior to 12:00 midnight, New York City time on Friday, July 18, 1997 (the "Expiration Date"), and such condition will not be waived by the Company.

         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the Items of this Statement in the Schedule 13E-4 (the "Schedule 13E-4") which was filed by the Company contemporaneously with this Statement. The information in the Schedule 13E-4, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the 13E-4.

         All cross references in this Statement, other than cross references to the Schedule 13E-4, are to the Exchange Offer which is incorporated herein by reference to Exhibit (a)(1) of the Company's Schedule 13E-4 filed with the Commission on June 18, 1997.



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

                              Cross Reference Sheet

   Item in                                               Location in
Schedule 13E-3                                       Related Schedule 13E-4

Item 1(a)................................................     Item 1(a)
Item 1(b)................................................     Item 1(b)
Item 1(c)................................................     Item 1(c)
Item 1(d)................................................         *
Item 1(e)................................................         *
Item 1(f)................................................         *
Item 2(a)................................................         *
Item 2(b)................................................         *
Item 2(c)................................................         *
Item 2(d)................................................         *
Item 2(e)................................................         *
Item 2(f)................................................         *
Item 2(g)................................................         *
Item 3(a)................................................         *
Item 3(b)................................................         *
Item 4(a)................................................         *
Item 4(b)................................................         *
Item 5(a)................................................     Item 3(b)
Item 5(b)................................................     Item 3(c)
Item 5(c)................................................     Item 3(d)
Item 5(d)................................................     Item 3(e)
Item 5(e)................................................     Item 3(f)
Item 5(f)................................................     Item 3(i)
Item 5(g)................................................     Item 3(j)
Item 6(a)................................................     Item 2(a)
Item 6(b)................................................         *
Item 6(c)................................................     Item 2(b)
Item 6(d)................................................         *
Item 7(a)................................................      Item 3
Item 7(b)................................................         *
Item 7(c)................................................      Item 3
Item 7(d)................................................      Item 3
Item 8(a)................................................         *
Item 8(b)................................................         *
Item 8(c)................................................         *
Item 8(d)................................................         *
Item 8(e)................................................         *
Item 8(f)................................................         *
Item 9(a)................................................         *
Item 9(b)................................................         *
Item 9(c)................................................         *
Item 10(a)...............................................         *
Item 10(b)...............................................      Item 4
Item 11..................................................      Item 5
Item 12(a)...............................................     Item 8(a)
Item 12(b)...............................................         *


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

Item 13(a)...............................................         *
Item 13(b)...............................................         *
Item 13(c)...............................................         *
Item 14(a)...............................................     Item 7(a)
Item 14(b)...............................................     Item 7(b)
Item 15(a)...............................................         *
Item 15(b)...............................................      Item 6
Item 16..................................................     Item 8(e)
Item 17(a)...............................................     Item 9(b)
Item 17(b)...............................................         *
Item 17(c)...............................................     Item 9(c)
Item 17(d)...............................................     Item 9(a)
Item 17(e)...............................................         *
Item 17(f)...............................................        **

-------------------------

*    There is no applicable Item contained in the Related Schedule 13E-4.

** The answer to this Item in the Related Schedule 13E-4 is in the negative and is omitted from the Related Schedule 13E-4.


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

ITEM 1.      ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

             (a) The answer to Item 1(a) of the Schedule 13E-4 is incorporated herein by reference.

             (b) Item 1(b) of the Schedule 13E-4 is incorporated herein by reference. The information set forth in the Exchange Offer under the captions "The Exchange Offer-General" and "The Exchange Offer-Conditions" is incorporated herein by reference.

             (c) The information set forth in the Exchange Offer under the caption "Market Information" is incorporated herein by reference. The answer to
Item 1(c) of the Schedule 13E-4 is incorporated herein by reference.

             (d) The accrued dividends for Special Preferred Stock from July 3, 1995 through September 30, 1996 are $3.92, paid quarterly.

             (e)-(f)  Not applicable.

ITEM 2.      IDENTITY AND BACKGROUND.

             This statement is being filed by the issuer.

ITEM 3.      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

             (a) Not applicable.

             (b) The information set forth in the Exchange Offer under the captions "Summary-The Company," "Risk Factors-Reliance on Key Personnel," "Risk Factors-Influence of Certain Stockholders," and "Risk Factors-Recent Developments" is incorporated herein by reference.

ITEM 4.      TERMS OF THE TRANSACTION.

             (a) The information set forth in the Exchange Offer under the captions "Summary," "The Exchange Offer," and "Risk Factors" is incorporated herein by reference.

             (b) Not applicable.

ITEM 5.      PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

             (a)-(g) The information set forth in the Exchange Offer under the captions "Summary-The Company," "Risk Factors-Reliance on Key Personnel," "Risk Factors-Influence of Certain Stockholders," "Risk Factors-Recent Developments," "Risk Factors-Continuing Need for Recourse and Non-Recourse Financing and Equity Investments," and "Risk Factors-Relationship with and Dependence Upon Cargill" is incorporated herein by reference. The answer to item 3 to the Schedule 13E-4 is incorporated herein by reference.

ITEM 6.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

             (a) The information set forth in the Exchange Offer under the caption "The Exchange Offer-General," "The Exchange Offer-Conditions," "The Exchange Offer-Terms of the Exchange Offer," "Description of the Outstanding Capital Stock of the Company" and "Description of the


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

Outstanding Capital Stock of the Company" is incorporated herein by reference. The answer to Item 2(a) of the Schedule 13E-4 is incorporated herein by reference.

             (b) The information set forth in the Exchange Offer under the caption "The Exchange Offer-Fees and Expenses" is incorporated herein by reference.

             (c) Not applicable.

             (d) Not applicable.

ITEM 7.      PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

             (a)-(d) The information set forth in the Exchange Offer under the captions "Summary-Structure, Timing and Effects of Exchange Offer," "Special Factors Related to the Exchange Offer-Background and Purposes of and Alternatives to the Exchange Offer," "Special Factors Relating to the Exchange Offer-Certain Federal Income Tax Considerations," "Special Factors Relating to the Exchange Offer-Consequences for Unexchanged Special Preferred Stock," and "Risk Factors" is incorporated herein by reference.

ITEM 8.      FAIRNESS OF THE TRANSACTION.

             (a)-(f) The information in the Exchange Offer under the captions "Special Factors Related to the Exchange Offer-Position of the Board; Alternatives to Exchange Offer," "Special Factors Relating to the Exchange Offer-Fairness of the Exchange Offer," and "The Exchange Offer-Conditions" is incorporated herein by reference.

ITEM 9.      REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

             (a) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer-Fairness of the Exchange Offer" is incorporated herein by reference.

             (b) Not applicable.

             (c) Not applicable.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

             (a)-(b)  Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

             Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

             (a) The information set forth in the Exchange Offer under the captions "Special Factors Related to the Exchange Offer" and "Description of the Outstanding Capital Stock of the Company" is incorporated by reference herein. The answer to Item 8(a) of the Schedule 13E-4 is incorporated herein by reference.



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
             (b) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer-Position of the Board" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

             (a) The information set forth in the Exchange Offer under the caption "The Exchange Offer-Appraisal Rights" is incorporated by reference herein.

             (b) Not applicable.

             (c) None.

ITEM 14. FINANCIAL INFORMATION.

             (a)-(b) The information set forth in the Exchange Offer under the captions "Capitalization," "FirstCity Selected Historical Financial Data," "Pro Forma Effects of the Exchange Offer," and "Pro Forma Effects of the Exchange Offer and the Harbor Merger" is incorporated herein by reference. The answer to
Item 7(b) of the Schedule 13E-4 is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

             (a) The information set forth in the Exchange Offer under the captions "The Exchange Offer-Fees and Expenses" and "The Exchange
Offer-Miscellaneous" is incorporated herein by reference. The answer to Item 6 of the Schedule 13E-4 is incorporated herein by reference.

             (b) Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

             To the extent material, additional information included in response to this Item 16 is contained in the Exchange Offer, it is incorporated herein by reference. The answer to Item 8(e) of the Schedule 13E-4 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

             (a)  None.

             (b)  None.

             (c)  None.

             (d) The answer to Item 9(a) of the Schedule 13E-4 is incorporated herein by reference.

             (e)  Not applicable.

             (f)  Not applicable.




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
                                    SIGNATURE



                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     FirstCity Financial Corporation


                                     By:      /s/ James R. Hawkins
                                             -----------------------------
                                     Name:   James R. Hawkins
                                     Title:  Chairman of the Board,
                                             Chief Executive Officer and
                                             Director


June 17, 1997





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